Exhibit 4.172

United States Department of the Interior
BUREAU OF LAND MANAGEMENT
California State Office
2800 Cottage Way, Suite W1834
Sacramento, CA 95825
www.blm.gov/ca

October 21, 2009

In Reply Refer To:
CACA 43003
3200 (920) P

CERTIFIED MAIL - 7000 0520 0023 1390 9535
RETURN RECEIPT REQUESTED

DECISION

Layman Energy Associates Inc.	:
1582 Cordova Dr	:	Geothermal Resources
San Luis Obispo, CA 93405	:

Lease Description Corrected

On April 2, 2001, Layman Energy Associates submitted a noncompetitive geothermal lease application, which has been assigned the BLM serial number CACA 43003, for the following lands:

T. 11S., R. 9E., SBM	T. 11S., R. 10E., SBM
Sec. 2, All;	Sec. 6, All;
Sec. 12, All.	Sec. 8, All. Containing 2560.00 acres.

On May 16, 2001, BLM notified Mr. Layman that sections 6 and 8, in T. l1S., R. 10E., SBM, had another application that was pending. Mr. Layman submitted a request to amendment lease application CACA 43003 by removing sections 6 and 8. BLM authorized a refund of $1,280 for the advance rental fees paid for the two sections and noted electronic records of the change.

On September 21, 2009, geothermal lease CACA 43003 was issued for the lands as described on the lease application. The legal description should not have included sections 6 and 8 of T. 11 S., R. 10E., SBM. Therefore the correct legal land description for CACA 43003 is:

T. 11S., R. 9E., SBM
Sec. 2, All;
Sec. 12, All.    Containing    1281.32 acres.

All other terms and conditions oflease CACA 43003 remain the same. The lessee should attach a copy of this decision to the lease to show the corrections made to the original lease.

Appeal Information

This Decision may be appealed to the Interior Board of Land Appeals, Office of the Secretary, in accordance with the regulations contained in 43 CFR, Part 4 and Form 1842-1 (copy attached). If an appeal is taken, your notice of appeal must be filed in this office within 30 days from your receipt of this Decision. The protestor has the burden of showing that the Decision appealed from is in error.
If you wish to file a petition for a stay of the effectiveness of this Decision during the time that your appeal is being reviewed by the Board, the petition for a stay must accompany your notice of appeal.
A petition for a stay is required to show sufficient justification based on the standards listed on the attached document. Copies of the notice of appeal and petition for a stay must be submitted to the Interior Board of Land Appeals and the appropriate Office of the Solicitor (see 43 CFR §4.413) at the same time the original documents are filed with this office. Copy of the notice of appeal and petition for a stay must also be submitted to each adversely affected party named in this decision at the same time the original documents are filed with this office. If you request a stay, you have the burden of proof to demonstrate that a stay should be granted.

Standards for Obtaining a Stay

Except as otherwise provided by law or other pertinent regulations, a petition for a stay of a decision pending appeal shall show sufficient justification based on the following standards:

(1) The relative harm to parties if the stay is granted or denied,
(2) The likelihood of the protesters' success on the merits,
(3) The likelihood of the immediate and irreparable harm if the stay is not granted, and
(4) Whether the public interest favors granting the stay.

If there are any questions regarding this Decision, they should be directed to Laurie Moore of this office at the address shown in the above letterhead or at (916) 978-4377.

Debra Marsh
Chief, Branch of Adjudication
Division of Energy and Minerals